Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259216

Prospectus Supplement No. 2 to Reoffer Prospectus

of

PLBY GROUP, INC.

Additional 112,482 Shares of Common Stock Offered by Selling Stockholders

This Prospectus Supplement, dated February 4, 2022 (this “Supplement”), supplements the reoffer prospectus included in the Registration Statement on Form S-8 filed by PLBY Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 31, 2021 (the “Reoffer Prospectus”), to reflect 112,482 additional shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of the Company that may be offered and sold from time to time by certain of our executive officers and/or directors (the “Selling Stockholders”) who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended, who have acquired or will acquire such shares as a result of additional grants made to the Selling Stockholders under the PLBY Group, Inc. 2021 Equity and Incentive Compensation Plan (“2021 Plan”). The Reoffer Prospectus, as updated by this Supplement, relates to the resale of up to an aggregate of 5,589,363 shares of Common Stock by the Selling Stockholders.

You should read this Supplement in conjunction with the Reoffer Prospectus. This Supplement is qualified by reference to the Reoffer Prospectus and the information contained therein, including by incorporation by reference, except to the extent the information in this Supplement supersedes the information contained in the Reoffer Prospectus.

The Common Stock is currently listed on the Nasdaq Global Market and trades under the symbol “PLBY.” On February 4, 2022, the last reported sales price of the Common Stock on The Nasdaq Global Market was $15.40 per share.

The shares of Common Stock offered by the Reoffer Prospectus, as supplemented by this Supplement, may be sold from time to time directly by or on behalf of each Selling Stockholder, and in connection with their sales, a Selling Stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, all as further set forth in “Plan of Distribution” in the Reoffer Prospectus.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 2 OF THE REOFFER PROSPECTUS, AND SUCH RISKS AND THE “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” THEREIN SHOULD BE REVIEWED CAREFULLY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Reoffer Prospectus or this Supplement determined if the Reoffer Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Reoffer Prospectus is amended and supplemented as set forth below. Terms not otherwise defined herein shall have the respective meanings set forth in the Reoffer Prospectus.

The date of this Prospectus Supplement is February 4, 2022

Selling Stockholders

The table below sets forth information concerning the resale of the shares by the Selling Stockholders. We will not receive any proceeds from the resale of the shares by the Selling Stockholders.

The table below sets forth, as of January 19, 2022 (the “Determination Date”), (i) the name of each person who is offering the resale of shares by the Reoffer Prospectus, as supplemented by this Supplement; (ii) the number of shares that each Selling Stockholder may offer for sale from time to time pursuant to the Reoffer Prospectus, as supplemented by this Supplement, whether or not such Selling Stockholder has a present intention to do so; and (iii) the number of shares (and the percentage, if 1% or more) of Common Stock each person will own after the offering, assuming they sell all of the shares offered. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. Unless otherwise indicated, the address for each Selling Stockholder listed in the table below is c/o PLBY Group, Inc., 10960 Wilshire Blvd, Suite 2200, Los Angeles, California 90024.

The Selling Stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the Selling Stockholders may change from time to time and, if necessary, we will further amend or supplement the Reoffer Prospectus, as supplemented by this Supplement, accordingly. We cannot give an estimate as to the number of shares of Common Stock that will actually be held by the Selling Stockholders upon termination of this offering because the Selling Stockholders may offer some or all of their Common Stock under the offering contemplated by this prospectus or acquire additional shares of Common Stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in the Reoffer Prospectus.

Selling Stockholder	Position with Company	Shares of Common Stock Beneficially Owned Prior to this Offering (1)		Shares of Common Stock Offered for Resale in this Offering(2)	Shares of Common Stock Beneficially Owned After this Offering (3)	Percentage of Common Stock Beneficially Owned After Resale (1)(3)
Ben Kohn	President, Chief Executive Officer and Director	3,252,644	(4)	4,144,022	50,000	*
Chris Riley	General Counsel and Secretary	308,782	(5)	406,009	—	—
Lance Barton	Chief Financial Officer	505,918	(6)	845,099	—	—
Florus Beuting	Chief Accounting Officer and Treasurer	22,142	(7)	81,751	—	—
Tracey Edmonds	Director	19,991	(8)	37,494	—	—
Suhail Rizvi	Chairman of the Board	14,348,967	(9)	37,494	14,328,976	33.85%
James Yaffe	Director	19,991	(10)	37,494	—	—

*	Represents beneficial ownership of less than 1%.

(1)	Beneficial ownership and percentages are based on 42,327,167 shares of Common Stock issued and outstanding as of January 19, 2022 and determined in accordance with the rules and regulations of the SEC.

(2)	Includes shares of Common Stock issuable upon exercise of outstanding options, including those that will vest more than 60 days from the Determination Date. Also includes (a) shares issuable upon settlement obligations assumed by the Company under RSUs originally issued under the 2018 Legacy Plan and (b) shares issuable upon settlement of RSUs and performance-based RSUs (“PSUs”) issued under the 2021 Plan, in each case, which will occur more than 60 days from the Determination Date.

(3)	Assumes all of the shares of Common Stock being offered are sold in the offering, that shares of Common Stock beneficially owned by such Selling Stockholder on the Determination Date but not being offered pursuant to this Reoffer Prospectus (if any) are not sold, and that no additional shares are purchased or otherwise acquired other than pursuant to the RSUs, PSUs and stock options relating to the shares being offered.

(4)	Consists of 1,297,269 shares of Common Stock that Mr. Kohn has the right to acquire within 60 days of the Determination Date through the exercise of options, 1,113,094 shares of Common Stock that Mr. Kohn has the right to acquire as of the Determination Date upon the settlement of RSUs, 792,281 shares of Common Stock that Mr. Kohn has the right to acquire as of the Determination Date upon the settlement of PSUs and 50,000 shares beneficially owned by Bircoll Kohn Family Trust of which Mr. Kohn is a trustee. Does not include shares beneficially owned by RT-ICON Holdings LLC, of which Mr. Kohn may have an indirect pecuniary interest as a result of non-controlling equity interests held by Mr. Kohn in affiliates of Rizvi Traverse Management, LLC, 60,287 shares issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date, 264,094 shares of Common Stock issuable upon the settlement of PSUs that may occur more than 60 days from the Determination Date or 616,997 shares of Common Stock that Mr. Kohn has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

(5)	Consists of 147,783 shares of Common Stock that Mr. Riley has the right to acquire within 60 days of the Determination Date through the exercise of stock options, 18,389 shares of Common Stock that Mr. Riley has the right to acquire as of the Determination Date upon the settlement of RSUs and 142,610 shares of Common Stock that Mr. Riley has the right to acquire as of the Determination Date upon the settlement of PSUs. Does not include 26,313 shares issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date, 47,537 shares of Common Stock issuable upon the settlement of PSUs that may occur more than 60 days from the Determination Date or 23,377 shares of Common Stock that Mr. Riley has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

(6)	Consists of 396,140 shares of Common Stock that Mr. Barton has the right to acquire as of the Determination Date upon the settlement of PSUs, 56,190 shares of Common Stock that Mr. Barton has the right to acquire as of the Determination Date upon the settlement of RSUs and 53,588 shares of Common Stock that Mr. Barton has the right to acquire within 60 days of the Determination Date through the exercise of stock options. Does not include 112,380 shares issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date, 132,047 shares of Common Stock issuable upon the settlement of PSUs that may occur more than 60 days from the Determination Date or 94,754 shares of Common Stock that Mr. Barton has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

(7)	Consists of 8,185 shares of Common Stock that Mr. Beuting has the right to acquire within 60 days of the Determination Date through the exercise of stock options and 3,957 shares of Common Stock that Mr. Beuting has the right to acquire as of the Determination Date upon the settlement of RSUs. Does not include 37,575 shares issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date or 22,034 shares of Common Stock that Mr. Beuting has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

(8)	Consists of 19,991 shares of Common Stock that Ms. Edmonds has the right to acquire as of the Determination Date upon the settlement of RSUs. Does not include 17,503 shares of Common Stock issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date.

(9)	Consists of 19,991 shares of Common Stock that Mr. Rivzi has the right to acquire as of the Determination Date upon the settlement of RSUs, 10,654,882 shares of Common Stock held by funds (the “funds”) controlled by Rizvi Traverse Management, LLC (“Rizvi Traverse”), 139,564 shares held by Rizvi Traverse Partners II, LLC (“RTP II”) and 3,534,530 shares held by Rizvi Opportunistic Equity Fund II, L.P. (“ROEF II”). Rizvi Traverse Management II, LLC (“RTM II”) is the manager of RTP II. Rizvi Traverse GP II, LLC (“RT GP II”) is the general partner of ROEF II. Mr. Rizvi is a manager of Rizvi Traverse. Each of Mr. Rizvi and Rizvi Traverse may be deemed to be the beneficial owner of the shares of Common Stock owned by the funds. Mr. Rizvi is a manager of RTM II. Each of Mr. Rizvi and RTM II may be deemed to be the beneficial owner of the shares of Common Stock owned by RTP II. Mr. Rizvi is a manager of RT GP II. Each of Mr. Rizvi and RT GP II may be deemed to be the beneficial owner of the shares of Common Stock owned by ROEF II. Each of Mr. Rizvi, Rizvi Traverse, RTM II and RT GP II disclaims beneficial ownership of the shares owned by the funds, RTP II and ROEF II, as applicable, expect to the extent of their pecuniary interest there in. Does not include 17,503 shares of Common Stock issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date.

(10)	Consists of 19,991 shares of Common Stock that Mr. Yaffe has the right to acquire as of the Determination Date upon the settlement of RSUs. Does not include 17,503 shares of Common Stock issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date.